SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.   )
                          --------------------



                       WorldWide Web NetworX Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  981604101
           ----------------------------------------------------------
                                 (CUSIP Number)

                David Selengut, Ellenoff Grossman Schole & Cyrulli, LLP
               370 Lexington Avenue, New York, NY  10017  (212) 370-1300
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             August 27, 2000
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) (f) or (g), check the following box [X].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 8 pages

CUSIP No.  981604101                 13D                   Page 2 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            7,014,967
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             7,014,967
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       7,014,967
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                       X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       15.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  981604101                 13D           Page 3 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            7,014,967
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             7,014,967
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       7,014,967
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  981604101                 13D           Page 4 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Blair Ventures-Fund I, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            4,800,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             4,800,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,800,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 5 of 8 Pages

Item 1.         Security and Issuer:

                WorldWide Web NetworX Corporation
                Shares of Common Stock, $.001 par value

                Address of Issuer:

                3000 Atrium Way
                Mt. Laurel, New Jersey  08504

Item 2.   (a)   Name of Persons Filing:

               J. Morton Davis, D.H. Blair Investment Banking Corp. ("Blair Investment"), and Blair Ventures-Fund I, Inc. ("Blair Ventures"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

           (b)  Address of Principal Business Office:

                Mr. Davis', Blair Investment's, and Blair Venture's, address is 44 Wall Street, New York, New York 10005.

           (c) Present Principal Occupation

               Mr. Davis is a principal of Blair Investment, a registered broker-dealer.

           (d) Conviction of Criminal Proceeding

                None

           (e) Injuction against violation of State or Federal Securities Laws.

                None

           (f)  Citizenship

                Mr. Davis is a United States citizen. Blair Investment and Blair Ventures are incorporated in the States of Delaware.

Item 3. Source of Funds

               The statement relates to a loan by Blair Ventures to the Issuer in the amount of $3,600,000. The loan is convertible into shares of Common Stock of the Issuer at the option of Blair Ventures at a rate of $.75 per share. Blair Ventures is a wholly owned subsidiary of Blair Investment. The funds used for the loan to the Issuer are the funds of Blair Ventures.


Item 4. Purpose of Transaction

               As a condition to the loan, William Weld, Warren Rothstein, Allan Cohen and Michael Norton each resigned as a member of Issuer's Board of Directors and Carol Knauff and Ronald Tobia were appointed directors.

                                                  Page 6 of 8 pages

Item 5. Ownership

          (a) As of August 27, 2000, Mr. Davis may be deemed to beneficially own 7,014,967 shares or 15.1% of the Issuer's shares issued and outstanding as follows: (i) 2,000,000 shares owned by Blair
               Investment, (ii) a Warrant to purchase 214,967 shares of the Issuer's Common Stock (1), and (iii) 4,800,000 shares issuable upon conversion of a Convertible Promissory Note (the "Note") in the amount of $3,600,000 at the rate of $.75 per share (2) (3)
               (4).

               As of August 27, 2000. Blair Investment may be deemed to beneficially own 7,014,967 shares or 15.1% of the Issuer's shares as indicated in (i), (ii), and (iii) above.

               As of August 27, 2000, Blair Ventures may be deemed to beneficially own 4,800,000 shares or 10.4% of Issuer's shares as indicated in (iii) above.

         (b) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment and Blair Ventures.

         (c)    None

         (d)    None

         (e)    None


Item 6. Contracts, Arrangements, Understandings, or relationships with respect to Securities of Issuer.

                None.

Item 7.         Materials filed as Exhibits

        Exhibit A - Agreement to file a joint Schedule 13D



_______________________________________________________________________

(1) The Warrant is exercisable until September 22, 2002 to purchase the shares at an exercised price of $1.80 per share.

(2) Not included herein is a number of shares which the Issuer is required to issue to Blair Investment for not having a registration statement covering the shares owned by Blair Investment declared effective by October 4, 1999. The amount is equal to the sum of (i) 200,000 shares of Common Stock for each month, pro-rated for any part thereof, that the effectiveness of the registration statement has been delayed plus (ii) such number of shares as equals (A) $300,000 multiplied by (B) the quotient of (X) the closing bid price on October 4, 1999, less the closing bid price of the Common Stock on the date the registration statement is declared effective by the SEC, divided by (y) $1.50.


(3) Accrued but unpaid, Interest on the Note, at the rate of 10% per annum, is also convertible at the option of Blair Ventures into shares of the issuer at $.75 per share. The Issuer has the option of paying interest in shares of Issuer at the lower of (i) $.75 per share or (ii) the current market value of such shares.

(4) Does not include an aggregate of 1,796,553 shares of Common Stock owned directly by the independent children and grandchildren of Mr. Davis and by partnerships whose limited partners are children and grandchildren of Mr. Davis. Mr. Davis disclaims beneficial ownership of these shares.

                                                        Page 7 of 8 pages



                                   SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.






                                        /s/ J. Morton Davis
Date:    August 29, 2000              _____________________________
         New York, New York             J. Morton Davis






                                       D.H. BLAIR INVESTMENT BANKING CORP.


                                               /s/ David Nachamie
Date:    August 29, 2000                  by_____________________________
         New York, New York                     David Nachamie
                                                Treasurer






                                       BLAIR VENTURES-FUND I, INC.


                                               /s/ J. Morton Davis
Date:    August 29, 2000                  by_____________________________
         New York, New York                     J. Morton Davis
                                                Chairman